Exhibit 99.1

Borr Drilling Limited – Contemplated Equity Offering of USD 40 million

Hamilton, Bermuda, 21 January 2021

Borr Drilling Limited (“Borr Drilling” or the “Company”) (NYSE and OSE: “BORR”) announces that in connection with Company’s previously announced liquidity improvement plan, the Company intends to offer up to USD 40 million in new depository receipts (the “Offer Shares”), representing the beneficial interests in the same number of the Company’s underlying common shares, each with a par value of USD 0.05 (the “Equity Offering”). The subscription price will be set through an accelerated bookbuilding process.

Certain investors have pre-committed to subscribe for Offer Shares in the Equity Offering in the full amount of USD 40 million. Members of the Company’s Board of Directors (the “Board”) and the Company’s executive management have pre-committed for approximately USD 3 million.

The net proceeds from the Equity Offering will be used to strengthen the Company’s working capital and for general corporate purposes.

Settlement of the Equity Offering is expected on or about 26 January 2021, subject to a prospectus relating the Offer Shares being approved by the Norwegian Financial Supervisory Authority. No Offer Shares will be offered or sold to the public in the United States or in transactions on the NYSE. The Equity Offering will be carried out as a private placement and the Board is of the opinion that this is in the best interest of the Company and its shareholders. The Board has taken into consideration, among other things, the fact that the Equity Offering will provide necessary liquidity and raise capital more quickly and, at an attractive price, compared to a rights issue.  Subject to completion of the Equity Offering, Board approval, and the prevailing market price of the Company’s depository receipts, the Company intends to carry out a subsequent offering of new depository receipts in the Company.

 Important note

This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. The shares referred to herein have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration under that Act.